Linkwell Corporation
1104, Jiatang Road, Jiading District
Shanghai, China 201807

April 3, 2009

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Attention: Dale Welcome / John Cash

RE: Linkwell Corporation
Form 10KSB for the Fiscal Year Ended December 31, 2007
Form 10Q for the Fiscal Quarter Ended September 30, 2008
File No.000-24977

Ladies and Gentlemen:

Linkwell Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission) an amended Form 10KSB/A in response to the Commission’s comments dated January 13, 2009 (the “Comment Letter”), with reference to the Company’s Form 10KSB filed with the Commission on April 15, 2008, and 10Q filed with the Commission on November 15, 2008.

The Company responds to all of the Commission’s comments as follows:

1-  Comment:

You indicated in your response to prior comment five that since the beginning of 2008, you now “recognize revenue upon the shipment to the related parties with the invoice being issued simultaneously.” You also indicate that revenue is not recognized until goods are accepted by ending customers. However, on page 15 of your Form 10-Q for the quarterly period ended September 30, 2008 you indicate that revenue from the sale of products to related parties is recorded when the goods are shipped to the customers from your related parties. With a view towards future disclosure, please help us better understand the time at which you recognize revenue from your related party sales.

Response:

Prior to year 2008, we sold our goods to customers through the distribution channels of our related party Shanghai ZhongYou Pharmaceutical High-tech Co., Ltd. ZhongYou had nine branches in different locations of mainland China. When the goods were accepted by the ending customers, the invoices were issued to ZhongYou.

Since the beginning of 2008, we had changed way of our stock holding. We had established our own warehouse in nine branches of ZhongYou mentioned above. All nine branches of ZhongYou still acted as our agents to sell goods to our ending customers taking goods from our warehouse. When the goods were accepted by ending customers, the invoices were issued to ZhongYou’s branches.

Therefore, overall the principle to recognize revenue has not changed as we only recognize revenue when the goods are accepted by ending customers.

We will correct our phrases in future filings.

2-  Comment:

We note from your response to our prior comment eight that you have reclassified the assets and liabilities of your disposed subsidiary at December 31, 2007 into the single amount of assets pending for sale. As noted in paragraph 46 of FAS 144, this net presentation is not appropriate. Please revise future filings to ensure that the assets and liabilities of your disposed subsidiary are not offset and presented as a single amount.

Response:

We will not offset the assets and liabilities of our disposed subsidiary in future filings.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in connection with your review of our filing or in response to your comments on our filings.

   Very truly yours,

/s/Xuelian Bian
Xuelian Bian, CEO